SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: January 15, 2013

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC V4A 4N2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Notice of Change of Auditors Reporting Package.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

“Steven Van Tongeren”

Date: January 15, 2013

Steven Van Tongeren

Chief Financial Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(the “Corporation”)

NOTICE OF CHANGE OF AUDITOR

TO: KPMG LLP (“KPMG”)

AND TO: Ernst &Young LLP (“E&Y”)

NOTICE IS HEREBY GIVEN that the audit committee of the board of directors of the Corporation has conducted a review of the Corporation’s audit requirements and as a result of this review, the audit committee determined to recommend changing the Company’s auditors from KPMG to E&Y effective as of the expiry of KPMG’s current appointment at the close of the annual shareholders’ meeting to be held on February 28, 2013. On December 20, 2012, the board of directors of the Corporation approved the recommendation of the audit committee described above. KPMG has therefore not been proposed for reappointment.

The Corporation confirms that:

(a)	KPMG has not expressed any reservation in its report on the Corporation’s financial statements for the fiscal years ended August 31, 2012 and August 31, 2011; and
(b)	there are no “reportable events” as defined in National Instrument 51-102 Continuous Disclosure Obligations.

The Corporation requests KPMG and E&Y to:

(a)	review this notice;
(b)	prepare a letter, addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission, stating for each statement in this notice whether you (i) agree, (ii) disagree, and the reasons why, or (iii) have no reason to agree or disagree; and
(c)	deliver the letter to the Corporation within 20 days after the date of appointment.

Dated: December 21, 2012

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:	s/Steven Van Tongeren
Name:	Steve van Tongeren
Title:	Chief Financial Officer

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission

Dear Sirs

Re: Notice of Change of Auditor of Tanzanian Royalty Exploration Corporation

We have read the Notice of Change of Auditor of Tanzanian Royalty Exploration Corporation
dated December 21, 2012 and are in agreement with the statements contained in such Notice.

Yours very truly

Chartered Accountants Vancouver, Canada December 21, 2012

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

January 9, 2013 British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission Dear Sirs/Mesdames:

Re:	Tanzanian Royalty Exploration Corporation Change of Auditor Notice dated December 21, 2012

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Ernst & Young LLP
cc:	The Board of Directors, Tanzanian Royalty Exploration Corporation